Exhibit 2.1

ASSET PURCHASE AGREEMENT

dated August 31, 2018

by and among

LINK MEDIA OMAHA, LLC

and

WAITT OUTDOOR, LLC

	4.4.	Brokers or Finders	18
	4.5.	Independent Investigation; Acknowledgement	18
	4.6.	Employee Matters	19

5.	INDEMNIFICATION; REMEDIES		19
	5.1.	Indemnification by Seller	19
	5.2.	Indemnification and Payment of Damages by Buyer	19
	5.3	Procedure for Indemnification — Third Party Claims	19
	5.4.	Procedure for Indemnification — Other Claims	20
	5.5.	Survival/Limitations	21
	5.6.	Payments	22
	5.7.	Exclusive Remedy	22

6.	GENERAL PROVISIONS		23
	6.1.	Expenses	23
	6.2.	Headings; Construction	23
	6.3.	Public Announcements	23
	6.4.	Availability of Equitable Remedies	23
	6.5.	Notices	24
	6.6.	Further Assurances	24
	6.7.	Waiver	25
	6.8.	Entire Agreement and Modification	25
	6.9.	Assignments, Successors and No Third Party Rights	25
	6.10.	Severability	25
	6.11.	Intentionally Omitted	25
	6.12.	Post-Closing Access	25
	6.13.	Transition Matters	26
	6.14.	Applicable Law	26
	6.15.	Confidentiality	26
	6.16.	Intentionally Omitted	27
	6.17.	Incorporation of Exhibits, Schedules and Disclosure Schedule	27
	6.18.	Counterparts	27
	6.19.	Waiver of Jury Trial	27

EXHIBITS

Exhibit A	–	Definitions
Exhibit B	–	Bill of Sale
Exhibit C	–	Assignment and Assumption Agreement
Exhibit D	–	Non-Competition Agreement
Exhibit E	–

Escrow Agreement

SCHEDULES

Schedule 2.2(a)	–	Signs
Schedule 2.2(b)	–	Site Leases

ii

Schedule 2.2(c)	–	Advertising Contracts
Schedule 2.2(d)	–	Permits
Schedule 2.2(e)	–	Other Assumed Contracts
Schedule 2.2(f)	–	Facilities Leases
Schedule 2.2(g)	–	Owned Real Property
Schedule 2.2(h)	–	Vehicles
Schedule 2.2(x)	–	Excluded Assets

DISCLOSURE SCHEDULE

Part 3.1

Part 3.2(b)

Part 3.2(c)

Part 3.4

Part 3.4(a)

Part 3.5

Part 3.6

Part 3.7

Part 3.7(b)

Part 3.7(c)

Part 3.9(a)

Part 3.9(d)

Part 3.10

Part 3.11

Part 3.13

Part 3.14

Part 3.15

Part 3.16

Part 3.18

Part 3.19(a)

Part 3.20(a)

Part 3.20(b)

Part 3.20(d)

iii

ASSET PURCHASE AGREEMENT

This Asset Purchase Agreement (“Agreement”) is entered into on August 31, 2018, by and among LINK MEDIA OMAHA, LLC, a Delaware limited liability company (“Buyer”), and WAITT OUTDOOR, LLC, a South Dakota limited liability company (“Seller”). (Buyer and Seller are sometimes herein referred to individually as a “Party” and collectively as the “Parties”).

RECITALS

Seller owns assets used in the business of owning, leasing and operating outdoor signs in the states of Kansas, Illinois, Iowa, Missouri and Nebraska (collectively, “Operating States”). Simultaneously with the execution and delivery of this Agreement, Seller is selling and assigning its outdoor advertising assets and business to Buyer, and Buyer is purchasing such assets and business and assuming certain liabilities associated with such assets, pursuant to the terms, conditions, limitations and exclusions contained in this Agreement.

AGREEMENT

The Parties, intending to be legally bound, agree as follows:

1.	DEFINITIONS

For purposes of this Agreement, the terms listed on Exhibit A attached hereto have the meanings specified or referred to in Exhibit A.

2.	PURCHASE AND SALE OF THE ASSETS

2.1.        Purchase and Sale of Assets.

Subject to the terms and conditions of this Agreement, Seller hereby grants, sells, assigns, transfers, conveys and delivers all right, title and interest in and to the Assets, free and clear of any Encumbrances (except for Permitted Liens), and Buyer hereby buys and acquires the Assets from Seller and assumes the Assumed Liabilities, upon the terms and conditions set forth in this Agreement.

2.2.	Assets.

The “Assets” are all of the property and assets, real, personal or mixed, tangible and intangible, of every kind and description, wherever located, of Seller used in the operation of the Business, except to the extent specifically identified herein as an Excluded Asset, including all of the following:

(a)     All of the outdoor advertising structures/signs and bulletin, poster, static, trivision and digital faces located in the Operating States, including those identified in Schedule 2.2(a), together with all lighting, components, fixtures, parts, appurtenances, and equipment attached to or made a part thereof or used in connection therewith (collectively, the “Signs”);

(b)     All ground leases, licenses, air rights, encroachment rights, other rights of ingress or egress, and all other grants of the right to place, construct, own, operate or maintain the Signs, New Signs and Rebuilt Signs on land, buildings and other real property owned by third parties and all rights therein (collectively, the “Site Leases”), including those Site Leases listed on Schedule 2.2(b);

(c)     All rights under existing and pending sales, advertising and marketing contracts associated with the Signs, New Signs and Rebuilt Signs (collectively, the “Advertising Contracts”), including those Advertising Contracts listed on Schedule 2.2(c), and all rights to any advertising copy, vinyls, artwork, creative designs, computers/laptops and all corresponding software used in designing the creative, and digital schedules and programs for the management of digital signs associated with the Advertising Contracts or the Signs;

(d)     All state, county, city and other local licenses, authorizations or permits/tags to construct, maintain or operate the Signs, New Signs or Rebuilt Signs or the Business (collectively, the “Permits”), including those Permits listed on Schedule 2.2(d);

(e)     The Other Contracts listed on Schedule 2.2(e) (“Other Assumed Contracts”);

(f)     The leases for the facilities used by Seller in the Business set forth on Schedule 2.2(f) (“Facilities Leases”);

(g)     The fee simple interests and easements owned by Seller (“Owned Real Property”) as listed on Schedule 2.2(g);

(h)     All furniture, fixtures, equipment, vehicles, tools, materials, computer hardware and software, stored data, communication equipment, and leasehold improvements, wherever located, including, without limitation, the vehicles listed on Schedule 2.2(h);

(i)     All inventory on hand comprised of billboard structures, sections, panels, parts, replacements, attachments, lighting and wiring components, fixtures, and construction materials of Seller;

(j)     All advance payments, deposits, prepaid items and expenses relating to the Assets, including without limitation all prepaid rentals and deposits under the Site Leases and all prepaid real or personal property Taxes;

(k)     All Books and Records;

(l)      All accounts receivable of the Business; and

(m)    All rights (including any benefits arising therefrom), causes of action, claims and demands of whatever nature (whether or not liquidated) of Seller relating to the Assets, including, without limitation, condemnation rights and proceeds, all transferrable warranties and service rights covering any of the Assets, and all pending claims under casualty, fire and similar insurance policies relating to the Assets.

Notwithstanding the foregoing, Assets do not include any assets listed on Schedule 2.2(x) (“Excluded Assets”).

2.3.         Assumption of Certain Liabilities.

Buyer hereby (a) assumes all liabilities and agrees to discharge and perform all the obligations under the Assumed Contracts but to the extent and only to the extent that: (i) such obligations are performable after the Effective Time; and (ii) such obligations are attributable to events and/or periods arising after the Effective Time, (b) assumes any liabilities described in Section 2.4 to the extent that such liabilities are included in the Prorations pursuant to Section 2.6 and result in a reduction of the Purchase Price, and (c) agrees to be solely responsible for all liabilities of the Business and the Assets that are attributable to or arise from facts, events, or conditions that occurred or came into existence after the Effective Time (hereinafter collectively referred to as the “Assumed Liabilities”). Buyer does not assume or accept assignment of any Contracts except the Assumed Contracts. The Parties will cooperate post-Closing in promptly sending notices to third parties of the assignment of the Assumed Contracts to Buyer.

2.4.         Excluded Liabilities.

Notwithstanding anything contained herein to the contrary, the Buyer is not assuming the Excluded Liabilities, and Seller agrees that it shall pay and discharge the Excluded Liabilities in accordance with their terms. “Excluded Liabilities” means all claims against and liabilities and obligations of Seller or any of its Affiliates or predecessors of any nature, whether due or to become due, whether accrued, absolute, contingent or otherwise existing on the Closing Date, or arising out of any transactions entered into or any state of facts existing, or the use, ownership, possession or operation of the Assets or the conduct of Seller’s Business prior to the Effective Time, including, without limitation, the following claims against and liabilities of Seller:

(a)     Any liabilities to the extent not attributable to the Business;

(b)     Any liability of Seller for Taxes attributable to any period ending prior to the Effective Time or otherwise arising prior to or from the sale of the Assets under this Agreement;

(c)     Any accounts payable, accrued expenses and all liabilities for or related to indebtedness of Seller to banks, financial institutions, or other Persons;

(d)     Any liabilities of Seller for or with respect to any employees of Seller, including, without limitation, any liabilities pursuant to any Compensation and Benefit Plan and any liabilities of Seller with respect to any Compensation or Benefit Plan (as determined for purposes of this Section 2.4(d) without regard to whether Seller has any material liability under such plan); and

(e)     Any other liabilities of Seller that are attributable to or arise from facts, events or conditions that occurred or came into existence prior to the Effective Time; provided, however, to the extent that any of the items described in Section 2.4(b)-(f) are in included in the Prorations, Buyer shall assume all such liabilities to the extent were included in the Prorations and resulted in a reduction of the Purchase Price and such liabilities shall be Assumed Liabilities.

2.5.         Closing.

The purchase and sale of the Assets (the “Closing”) provided for in this Agreement is taking place remotely via the electronic exchange of documents and signatures (with an exchange of original signatures by overnight mail) simultaneously with the execution and delivery of this Agreement. The effective time of the Closing shall be as of 11:59 pm Central Time on the date of this Agreement (the “Effective Time”) and title to, ownership and control over and risk of loss shall pass to Buyer at the Effective Time.

2.6.         Purchase Price.

(a)     In consideration for the Assets and all other agreements hereunder, Buyer hereby assumes the Assumed Liabilities, and hereby pays by wire transfer of immediately available funds to (a) Seller, Seventy Seven Million Nine Hundred Thousand Dollars ($77,900,000.00), plus or minus the amount of the Prorations pursuant to Section 2.6(b) below,minus $1,250, representing one-half of the fee due to the Escrow Agent at Closing and minus $10,000, representing estimated real estate transfer taxes with respect to the Owned Real Property (the “Initial Cash Payment”); and (b) the Escrow Agent, Four Million One Hundred Thousand Dollars ($4,100,000) (“Escrow Amount”) to be held and disbursed in accordance with the Escrow Agreement. The Initial Cash Payment and the Escrow Amount are collectively referred to as the “Purchase Price.”

(b)     (i) The operation of the Assets and the income and expenses in connection therewith accrued up to the Effective Time shall be for the account of Seller and after the Effective Time shall be for the account of Buyer. The following items of revenue and expense shall be prorated as of the Effective Time: advertising revenue, utility charges, lease rents (excluding prepaid rents of one year or more), permit fees, and property Taxes assessed for the year in which the Closing Date occurs (“Prorations”). Deposits that are transferable shall be reimbursed. For the convenience of the Parties, as of the Closing Date, Seller shall have invoiced for all advertising services to be provided in September under the Advertising Contracts and paid the rents due for September, if such rent is due monthly, and for the year, if such rent is paid annually in advance, under the Site Leases Seller is transferring hereunder.

(ii) Prorations have been estimated and are being paid by appropriate increase or decrease to the Purchase Price, insofar as feasible, simultaneously with the execution and delivery of this Agreement. Prorations shall be finally determined and the difference between the estimated Prorations and the final Prorations shall be paid to the appropriate Party, on or before the ninetieth (90th) day after the Closing Date; provided that proration adjustments based on percentage rents are being estimated at Closing based on 2017 rents and shall be finally determined within ninety (90) days after the anniversary of each applicable lease term and those based on property Taxes are being estimated at Closing based on 2017 property Taxes and shall be finally determined within ninety (90) days after the invoices for the 2018 property Taxes are received. Buyer shall give Seller written notice of each proration adjustment when finally determined, including percentage rent adjustments, and any payment that may be due shall be paid by the applicable Party to the other within ten (10) days of receipt of the notice; provided, however, that any payments due from Seller under this Section 2.6 shall be paid out of the Escrow Amount in accordance with the terms of the Escrow Agreement. Seller provided to Buyer prior to the Closing a list setting forth the proratable items and the estimated Prorations specified in this Section 2.6(b). Seller also furnished Buyer with all documents or records in its possession that were needed for Buyer to confirm the estimated Prorations prior to Closing.

(iii) In the event of any disputes between the Parties as to the amount of the Prorations, those Prorations that are not in dispute shall be paid at the time provided herein. With respect to any Prorations that are in dispute, such dispute shall be determined by an independent certified public accountant mutually acceptable to the Parties, and the fees and expenses of such accountant shall be paid one-half by Seller and one-half by Buyer. The decision made by the independent certified public accountant with respect to the amount in dispute shall be final, and the appropriate Party shall promptly refund or pay the other Party such amount.

(c)    Promptly after the one hundred twentieth (120th) day following the Closing, Buyer shall provide to Seller a schedule setting forth (i) a list of the pre-Effective Time accounts receivable of the Business that remained uncollected as of such date (the “Uncollected Accounts”) and (ii) the amount of sales and transfer Taxes paid by Buyer related to the transfer of the Owned Real Property.  Seller shall promptly review such schedule and shall promptly inform Buyer of any disagreements with respect to it.  Buyer and Seller shall cooperate in good faith to resolve promptly any such disagreements regarding such schedule.  Within ten (10) days of Buyer’s delivery of such schedule to Buyer, (i) Seller shall pay to Buyer an amount equal to the unadjusted book value of the Uncollected Accounts and (ii) (x) Buyer shall refund to Seller an amount equal to the excess of $10,000 over the total amount of sales and transfer Taxes paid by Buyer related to the transfer of the Owned Real Property or (y) Seller shall pay to Buyer an amount equal to the excess of the total amount of sales and transfer Taxes paid by Buyer related to the transfer of the Owned Real Property over $10,000, as the case may be.  Buyer shall, notwithstanding its receipt of a payment pursuant to clause (i) of the preceding sentence, use its commercially reasonable efforts to collect the Uncollected Accounts and shall promptly remit to Seller any amounts so collected, net of any out-of-pocket amounts expended to collect such accounts.

2.7.         Transactions and Deliveries at Closing.

The following transactions and deliveries are occurring simultaneously with the execution and delivery of this Agreement:

(a)          Seller is hereby delivering to Buyer:

(i)      the Bill of Sale, duly executed by Seller;

(ii)     the Assignment and Assumption Agreement, duly executed by Seller;

(iii)     the Non-Competition Agreement, duly executed by Seller, WaittCorp Investments, LLC and Michael J. Delich;

(iv)     the Escrow Agreement in the form attached hereto as Exhibit E (the “Escrow Agreement”), duly executed by Seller and the Escrow Agent;

(v)     good standing certificates for Seller from each of the Operating States (except for Illinois) dated not earlier than ten (10) days prior to the Closing Date;

(vi)     a certificate of Seller, duly executed by a manager of Seller, certifying as to (A) the Organizational Documents of Seller and (B) all resolutions adopted by the managers and members of Seller in connection with this Agreement and the Contemplated Transactions;

(vii)    the Required Consents; provided, however, in the event that Seller is unable to obtain all of the Required Consents prior to Closing, then the provisions of Section 2.8 shall apply to the remaining Required Consents after Closing;

(viii)   the Tax Clearances; provided, however, in the event that Seller is unable to obtain all of the Tax Clearances prior to Closing, the remaining Tax Clearances shall be provided after Closing in accordance with the provisions of Section 6.6(ii);

(ix)     a certificate of nonforeign status under FIRPTA;

(x)     UCC-3 Termination Statements cancelling the following UCC financing statements: 20112000910013, as continued by financing statement amendment 20160561404006; and 20112000910014, as continued by financing statement amendment 20160561403986;

(xi)     appropriate instruments for the transfer of Permits in each of the Operating States; and

(xii)     appropriate instruments of transfer reasonably required to transfer vehicles and any of the other Assets.

Seller is also delivering to Buyer all Books and Records and putting Buyer into actual possession and operating control of the Assets.

(b)          The Buyer is hereby delivering to Seller:

(i)     the Initial Cash Payment;

(ii)     the Bill of Sale, duly executed by Buyer;

(iii)    the Assignment and Assumption Agreement, duly executed by Buyer;

(iv)     the Escrow Agreement, duly executed by Buyer;

(v)     the Non-Competition Agreement, duly executed by Buyer; and

(vi)     any required Tax transfer statements in connection with the transfer of the Owned Real Property.

(c)          The Buyer is hereby delivering the Escrow Amount to Escrow Agent and Seller’s Indebtedness Payoff as instructed in the Payment Instructions.

2.8.         Third Party Consents.

To the extent that Seller’s rights under any Assumed Contract or other interest in the Assets may not be assigned without the consent of a third party and such consent was not obtained before the Closing, this Agreement shall not constitute an assignment of the same, if an attempted assignment would constitute a breach thereof or be unlawful, and Seller and Buyer, to the maximum extent permitted by law and any terms of or limitations relating to such asset, shall use their Best Efforts to obtain for Buyer the benefits thereunder after the Closing, and shall cooperate to the maximum extent permitted by law and any terms of or limitations relating to such asset in any reasonable arrangement designed to provide such benefits to Buyer, including any sublease or subcontract or similar arrangement, and if Buyer has obtained such benefits, Buyer shall discharge Seller’s obligations thereunder arising from and after the Effective Time, except for any obligations arising because of a breach by Seller of the underlying Assumed Contract. At such time as any such consent has been obtained, such Assumed Contract or other interest shall be assigned or transferred to Buyer automatically.

2.9.         Escrow.

Subject to the terms of the Escrow Agreement, the Escrow Amount will be available to satisfy indemnity obligations of Seller for Damages pursuant to Section 5 hereof and to satisfy any other post-Closing obligations of Seller under this Agreement (including post-Closing obligations under Section 2.6(b)(ii)). The Escrow Amount shall be decreased by any Damages paid to Buyer from the Escrow and any other distributions made therefrom to Seller upon the mutual agreement of Seller and Buyer. On the first (1st) anniversary of the Closing Date, the then amount of the Escrow, if any, shall be released to Seller, less an amount equal to the aggregate of any then outstanding claims for Damages, which shall continue to be held in escrow until such claim or claims are resolved.

2.10.       Allocation of Purchase Price.

Buyer and Seller hereby agree to allocate the total of the Purchase Price (and other payments properly treated as additional Purchase Price for Tax purposes) to the different Assets pursuant to the Code and in accordance with an allocation schedule (the “Allocation Statement”) to be agreed to in writing within one hundred twenty (120) days following the Closing. If Seller and Buyer are unable to agree on the final Allocation Statement within one hundred twenty (120) days following the Closing Date, a third-party appraiser mutually acceptable to Seller and Buyer, the fees of which shall be borne equally by Buyer, on the one hand, and Seller, on the other hand, shall resolve the allocation of the consideration to any items with respect to which there is a dispute between the parties. The Parties shall each file all income, franchise and other Tax Returns, and execute such other documents as may be required by any Governmental Body, in a manner consistent with the Allocation Statement. The Parties agree to refrain from taking any position inconsistent with such filings or the Allocation Statement.

3.	REPRESENTATIONS AND WARRANTIES OF SELLER

Seller represents and warrants to Buyer as follows:

3.1.         Organization and Good Standing.

Seller is a limited liability company duly organized, validly existing and in good standing under the laws of the State of South Dakota, with full power and authority to conduct the Business as it is now being conducted, to own or use the Assets, and to perform all its obligations. Except as set forth in Part 3.1 of the Disclosure Schedule, Seller is qualified to do business as a foreign limited liability company and is in good standing in the Operating States and each other state where such qualification is required by Legal Requirements. WaittCorp Investments, LLC owns the majority of the issued and outstanding membership interests of Seller. Seller has made available to Buyer a complete and correct copy of its Organizational Documents, the same are in full force and effect and Seller is not in violation of the same. Seller does not own or control any capital stock or other ownership interest of any Person other than Waitt Digital, LLC and Waitt Consulting, LLC.

3.2.         Authority; No Conflict.

(a)        This Agreement and all agreements and documents executed at Closing pursuant to this Agreement (collectively, the “Closing Documents”) to which Seller is a party, constitute the legal, valid, and binding obligations of Seller, enforceable against Seller in accordance with their respective terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar Legal Requirements affecting creditors' rights generally and by general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity). Seller has the limited liability company power and authority to execute and deliver this Agreement and the Closing Documents to which it is a party and to perform its obligations hereunder and thereunder, and to consummate the Contemplated Transactions. The execution, delivery and performance of this Agreement and the Closing Documents to which Seller is a party has been authorized by all necessary limited liability company action.

(b)         Except as set forth in Part 3.2(b) of the Disclosure Schedule, neither the execution and delivery by Seller of this Agreement nor the consummation or performance by Seller of any of the Contemplated Transactions will:

(i)     conflict with, violate or result in a breach of (A) any provision of the Organizational Documents of Seller; (B) any Order or any Legal Requirement to which any of Seller, the Business or any of the Assets may be subject; or (C) any Governmental Authorization held by Seller or, to Seller’s Knowledge, that otherwise relates to the Business or the Assets; or

(ii)     (A) contravene, conflict with, or result in a violation or breach of any provision of, or give any Person the right to declare a default or exercise any remedy under, or to accelerate the maturity or performance of, or to cancel, terminate, or modify any material Contract to which Seller is a party or any material interest or rights of Seller in or to the Assets; or (B) result in the imposition or creation of any Encumbrance upon or with respect to any of the Assets.

(c)         Except as set forth in Part 3.2(c) of the Disclosure Schedule, Seller was not and will not be required to give any notice to or obtain any Consent from any Person in connection with the execution and delivery of this Agreement or the consummation or performance of any of the Contemplated Transactions.

3.3.         Solvency.

By consummating the Contemplated Transactions, Seller does not intend to hinder, delay or defraud any of Seller’s present or future creditors. Before giving effect to the Contemplated Transactions, Seller has been paying its debts as they become due in the Ordinary Course of Business and, after giving effect to the Contemplated Transactions, Seller has paid or discharged all of its debts (or made adequate provision for the payment thereof).

3.4.         Financial Statements; Books and Records.

(a)          Prior to the execution of this Agreement, Seller delivered to Buyer true and complete copies of the following financial statements, which are attached as Part 3.4(a) of the Disclosure Schedule (the “Financial Statements”):

(i)       The audited balance sheets of Seller as of December 31, 2017 and 2016 and the related audited statements of operations, members’ equity and cash flows and the notes thereto for each of the fiscal years then ended; and

(ii)     the unaudited balance sheet of Seller as of June 30, 2018 (“Interim Balance Sheet”), and the related unaudited statements of operations, members’ equity and cash flows for the portion of the fiscal year then ended (the “Interim Financial Statements”).

Except as set forth in the notes thereto and as disclosed in Part 3.4 of the Disclosure Schedule, all such Financial Statements were prepared in accordance with GAAP and fairly present in all material respects the financial condition, results of operations, assets and liabilities of Seller as of the respective dates thereof and for the respective periods covered thereby, subject in the case of Interim Financial Statements to normal year-end adjustments and the absence of footnotes.

(b)          The Books and Records of Seller maintained in connection with the Assets, are complete and correct in all material respects and have been maintained in accordance with sound business practices and applicable laws, including the maintenance of an adequate system of internal controls. The Books and Records are in the possession of Seller.

3.5.         Signs.

Schedule 2.2(a) contains a complete and accurate list of all of the Signs utilized by Seller in the Business. The Signs are comprised of approximately 1,642 Sign structures located in the Operating States with approximately 2,518 total advertising faces, including 14 LED faces. Seller owns all of the Signs, except for those specifically noted on Part 3.5 of the Disclosure Schedule. Except as set forth on Part 3.5 of the Disclosure Schedule, each Sign (i) is located on property leased pursuant to a valid Site Lease, (ii) complies in all material respects with the terms of the Permits and Legal Requirements applicable to it, (iii) is either legal and conforming, legal and conforming out of standard, or legal and nonconforming, (iv) is in a structural condition to accept advertising, (v) is not currently the subject of any written dispute with any lessor, any lessee or owner of adjacent property or any other Person; and (vi) that is identified as illuminated on Schedule 2.2(a) is connected to electrical service. Substantially all of the Signs are in good condition and repair in accordance with normal industry practice (subject to normal wear and tear). Except as set forth on Part 3.5 of the Disclosure Schedule, none of the Signs is subject to any condemnation or any other take down order. Subject to the terms, conditions and limitations of the Site Leases, the Assets include rights of ingress and egress as necessary to operate the Signs for the respective occupancy term of the Site Lease related to each Sign.

3.6.         Permits.

Schedule 2.2(d) contains a complete and accurate list of all of the Permits owned or utilized by Seller in the Business. Except as set forth in Part 3.6 of the Disclosure Schedule, the Permits are owned by Seller and constitute all the licenses, permits, registrations and approvals required by applicable Legal Requirements. Seller is in material compliance with the terms of the Permits. Each Permit is valid and in full force and effect and Seller is not aware of any fact or event which constitutes a material violation of any Permit. If an annual or other renewal filing or fee related to a Permit is due or payable, all such filings or fees have been timely made or paid. Seller has not received notice that any Governmental Body issuing any Permit intends to cancel, terminate, modify or amend any Permit.

3.7.         Assumed Contracts.

(a)     Schedule 2.2(b) contains a true and complete list of all Site Leases. Schedule 2.2(c) contains a true and complete list of all Advertising Contracts in effect as of the date hereof.

(b)     Except as set forth in Part 3.7(b) of the Disclosure Schedule, Seller has delivered to Buyer true and complete copies of the Assumed Contracts and all amendments thereto. The Assumed Contracts are in full force and effect, and are binding upon Seller and, to Seller’s Knowledge, the other parties thereto, and are enforceable in accordance with their terms. Except as set forth in Part 3.7 of the Disclosure Schedule, (x) no default by Seller or, to the Knowledge of Seller, any other party has occurred under the Assumed Contracts, and (y) to the Knowledge of Seller, no event, occurrence or condition exists which (with or without notice or lapse of time or the happening of any further event or condition) would become a default by Seller thereunder or would entitle any other party to terminate an Assumed Contract, to make a claim or set-off against Seller or otherwise to amend such Assumed Contract or prevent such Assumed Contract from being renewed in accordance with its terms. Seller has not received any notice of default, termination or non-renewal under any Assumed Contract.

(c)     Except as set forth in Part 3.7(c) of the Disclosure Schedule, Seller is current and not holding back any payment of lease rents or other payments under the Site Leases. Except as set forth on Part 3.7 of the Disclosure Schedule, (i) none of the Advertising Contracts involves any barter or trade arrangement, and (ii) none of the Site Leases contains lease trades. All prepayments under the Assumed Contracts are also set forth on Part 3.7 of the Disclosure Schedule.

3.8.         Title, Encumbrances.

Seller has good and marketable title to all of the Assets. There are no existing agreements, options, commitments or rights with, of or to any Person to acquire any of the Assets or any interest therein. There are no Encumbrances on the Assets except for the Permitted Liens. Seller is transferring, or is causing to be transferred, good and marketable title to the Assets to Buyer at Closing free and clear of all Encumbrances except for Permitted Liens.

3.9.         Real Property.

(a)     Except for the Site Leases and the Owned Real Property, the only Real Property leased, subleased, licensed, operated or occupied by Seller are those two (2) office premises (“Leased Office Properties”) leased pursuant to the Facilities Leases, each of which, with the location of the premises, is listed on Part 3.9(a) of the Disclosure Schedule. There is no default under either of such leases; and no condition exists which, upon the passage of time or the giving of notice or both, would cause a default. None of the Leased Office Properties is occupied by a third party, and no third party has a right to occupy such property. Seller has provided to the Buyer complete and correct copies of the Facilities Leases, including all amendments thereto; no term or condition of any of the Facilities Leases has been modified, amended or waived except as shown in such copies; and there are no other agreements or arrangements relating to Seller’s use or occupancy of the Leased Office Properties. Seller has not transferred, mortgaged or assigned any interest in any of the Facilities Leases.

(b)     Neither Seller nor any of its Affiliates owns any Real Property (or any interest therein) as of the date hereof used in the operation of the Business, except for the Owned Real Property. Seller has delivered or made available to Buyer true and complete copies of the deeds and easements for the Owned Real Property.

(c)     Seller owns good and marketable title to its respective estates in the Real Property, free and clear of any Encumbrances, other than Permitted Liens. True and complete copies of (i) all deeds pertaining to the Owned Real Property; (ii) any title insurance policies and surveys of or pertaining to the Owned Real Property or the Site Leases in the Seller’s possession; and (iii) any instruments, agreements and other documents evidencing, creating or constituting any Encumbrances on Real Property in the Seller’s possession have been delivered to Buyer.

(d)     Except as noted on Part 3.9(d) of the Disclosure Schedule: (i) none of the Signs nor any of the Owned Real Property or any other Real Property that is the subject of the Site Leases are, or, to the Knowledge of Seller, will be, subject to zoning, use, or building code restrictions that will prohibit the continued effective ownership, leasing or other use of such Assets as currently owned and used by Seller, and (ii) Seller has no Knowledge of any pending or Threatened claims, Proceedings, planned public improvements, annexations, condemnations, special assessments, rezonings or other adverse claims affecting the Signs, the Owned Real Property or any other Real Property that is the subject of the Site Leases.

3.10.       Assets Necessary for the Conduct of the Business.

The Assets are sufficient for the continued conduct of Seller’s Business after the Closing in substantially the same manner as conducted prior to the Closing and constitute all of the rights, property and assets necessary to conduct the Business of Seller as of the Closing Date. Except as set forth in Part 3.10 of the Disclosure Schedule, the tangible personal property included in the Assets is in all material respects in good operating condition and repair (ordinary wear and tear excepted).

3.11.       Taxes.

(a)     Seller has filed or caused to be filed all Tax Returns with respect to the ownership or operation of the Assets and the Business that are or were required to be filed by Seller during the past seven (7) years pursuant to applicable Legal Requirements. Seller has paid, or made provision for the payment of, all Taxes that have become due whether or not shown on those Tax Returns, or pursuant to any assessment received by Seller. Seller has withheld, deducted or collected all Taxes required to be withheld, deducted or collected by Seller, and to the extent required, such Taxes have been paid over to appropriate Governmental Bodies. Except as set forth on Part 3.11 of the Disclosure Schedule, Seller is not required to collect or to pay any sales or use Taxes in any jurisdiction.

(b)     With respect to the assessment, collection or payment of Taxes, (i) there are no investigations, or Proceedings pending, or to Seller’s Knowledge, Threatened against Seller by any Governmental Body, (ii) no claim has been asserted, and (iii) there are no matters under discussion, audit or appeal between Seller and any Governmental Body. No power of attorney relating to Taxes has been granted by or with respect to Seller. Seller has not received any claim or notice from any Governmental Body in a jurisdiction in which Seller has not filed Tax Returns, that Seller is required to file in that jurisdiction or that Seller, its Business, income or assets may be subject to taxation by that jurisdiction. Seller is not subject to any action or Proceeding of a Governmental Body imposing on Seller any obligations or liabilities with respect to another Person’s Taxes.

(c)     No unpaid Taxes of Seller or of any Related Person of Seller creates or will create an Encumbrance (other than Permitted Liens) on the Assets. Buyer shall not be or become liable for any Taxes of Seller or any Related Person of Seller as a result of the Contemplated Transactions.

(d)     Except as disclosed on Part 3.11 of the Disclosure Schedule, Seller has obtained all certificates of clearances for Taxes (“Tax Clearances”) provided or required by the Operating States certifying as to the payment by or on behalf of Seller of all Taxes due on or prior to a date not more than thirty (30) days prior to the date of this Agreement.

3.12.       Compliance with Legal Requirements; Proceedings.

(a)     Seller is in compliance in all material respects with all Legal Requirements applicable to its ownership or operation of the Assets and the Business. Seller has not received within the last three (3) years any notice of any violation or failure to comply with any Legal Requirements relating to the Business, the Assets or their use or operation which violation or failure has not been cured.

(b)     There is no Proceeding pending or, to the Knowledge of Seller, Threatened against Seller or affecting any of the Assets, or that could reasonably be expected to interfere with the consummation of the Contemplated Transactions, and there is no Order to which Seller or the Assets are subject.

(c)     Each of the Structures is in compliance in all material respects with the regulations of the Occupational Safety and Health Administration applicable thereto, including the regulations regarding walking-working surfaces.

3.13.       Operation of the Business.

(a)     Since December 31, 2017, there has been no Material Adverse Effect, nor, to the Knowledge of Seller, has there been any damage, destruction or loss to the Assets that would reasonably be expected to have a Material Adverse Effect, whether or not covered by insurance.

(b)     Except as set forth in the Financial Statements (including in the notes thereto) or in Part 3.13 of the Disclosure Schedule, Seller has no liabilities required by GAAP to be reflected in a balance sheet of Seller or disclosed in the notes thereto, except for liabilities incurred in the ordinary course of business consistent with past practice since the date of the Interim Financial Statements, or liabilities that, individually or in the aggregate, are not material.

(c)     Since December 31, 2017, Seller has (i) operated the Assets only in the Ordinary Course of Business; and (ii) used its Best Efforts to maintain the Assets, and to maintain the relations and goodwill with advertisers, landlords and others associated with the operation of the Business.

3.14.       Material Other Contracts.

Except as disclosed in Part 3.14 of the Disclosure Schedule, Seller is not a Party to or bound by any Other Contract, including (i) any promissory note or any agreement evidencing indebtedness for money borrowed; (ii) any joint venture, partnership or Other Contract involving a sharing of profits, losses, costs or liabilities by Seller with any other Person; (iii) any Other Contract containing covenants that in any way purport to restrict the business activity of Seller with respect to the Business in a manner that would reasonably be expected to have a Material Adverse Effect; (iv) any power of attorney of Seller that is currently effective and outstanding; (v) any written warranty, guaranty or other similar undertaking with respect to contractual performance extended by Seller; (vi) any lease for Real Property (excluding Site Leases and the Facilities Leases) or any lease for personal property; (vii) any agreement that may not be cancelled upon not more than 90 days’ notice and that requires payments by Seller of more than $12,000 annually with a consultant or an independent contractor, including without limitation, for maintenance of Signs or posting of advertising; and (viii) any sales representative or sales agency agreement with third parties, including without limitation, agreements to pay sales commissions with respect to sales of advertising contracts that may not be cancelled upon not more than 90 days’ notice and that requires payments by Seller of more than $12,000 annually (the Other Contracts described in sections (i)-(viii) are referred to herein as “Material Other Contracts”). Seller has delivered or made available to Buyer true and complete copies of such Material Other Contracts.

3.15.       Environmental Matters.

Except as set forth in Part 3.15 of the Disclosure Schedule: (i) Seller is, and has at all times been, in material compliance with all Environmental Laws relating to the Owned Real Property; (ii) Seller has timely filed all reports, obtained and maintained to the extent required all required approvals and permits relating to the Owned Real Property, and generated and maintained all data, documentation and records under any applicable Environmental Laws; (iii) to the Knowledge of Seller, there has not been any release of the Hazardous Materials in areas for which Seller would have responsibility under Environmental Laws; (iv) Seller has not received any notice from any Governmental Body or private or public entity advising it that it is or may be responsible for response costs with respect to a Release, a threatened Release or clean-up of Hazardous Materials produced by, or resulting from, its Business; and (v) Seller has delivered to Buyer true and complete copies and results of any reports, studies, analyses, tests, or monitoring possessed by Seller pertaining to Hazardous Materials in, on, or under the owned or leased properties included in the Assets. To the Knowledge of Seller, none of the following exists at any Owned Real Property or any Real Property subject to the Site Leases or the Facilities Leases: (i) asbestos-containing materials in any form or condition; (ii) underground storage tanks; (iii) equipment containing polychlorinated biphenyls; or (iv) landfills or other waste disposal areas.

3.16.       Relationships with Affiliates.

Except as set forth on Part 3.16 of the Disclosure Schedule, (a) Seller is not a party to any Contract with its Affiliates or its Related Persons relating to the Assets or the Business associated therewith and (b) none of Seller or its Affiliates or Related Persons is the owner (of record or as a beneficial owner) of an equity interest or any other financial or profit interest in, a third Person that has business dealings or a material financial interest in any transaction with Seller involving the Assets or the Business associated therewith.

3.17.       Brokers or Finders.

Seller and its Affiliates have not incurred any obligation or liability, contingent or otherwise, for brokerage or finders’ fees or agents’ commissions or other similar payment in connection with this Agreement, except to Kalil and Company, which obligations will be satisfied by Seller from the Purchase Price at Closing.

3.18.       Insurance.

Seller maintains in full force and effect policies of fire and other casualty, liability and other types of insurance, covering the Assets and the Business and the operation thereof having the coverage and policy limits described on Part 3.18 of the Disclosure Schedule. All such policies are in full force and effect, and no notice of cancellation, rescission or other termination has been received by Seller. To the Knowledge of Seller, there is no threatened termination of, material premium increase with respect to, or material alteration of coverage under, any of such policies. There is no claim by or on behalf of Seller pending under any of such policies as to which coverage is in question, or is denied or disputed by the underwriters of such policies or in respect of which such underwriters have reserved their rights.

3.19.       Employee Benefits Matters.

(a)         Each program, policy, agreement or arrangement, whether written or unwritten, under which Seller has any material liability and that provides to any current or former employee, member, director, officer, consultant, independent contractor or agent of Seller:

(i)     bonus, incentive, commission, fee, director compensation, stock option, stock purchase, stock appreciation right, equity interest or “phantom equity” interest in Seller, incentive compensation, deferred compensation, vacation entitlement, holiday, sick leave, personal leave, employment, consultant, change-in-control, retention, severance, unemployment compensation or other similar compensation or benefits;

(ii)     retirement, profit-sharing, supplementary retirement, excess benefit, savings or similar benefits; and

(iii)    life insurance, accident insurance, workers’ compensation, health, welfare, cafeteria, disability, travel, hospitalization, medical, dental, dependent care, long-term nursing care, legal, counseling, eye care, fringe benefits, tuition benefits, employee assistance or other similar benefits;

(each, a “Compensation and Benefit Plan”) is listed on Part 3.19(a) of the Disclosure Schedule.

(b)        To Seller’s Knowledge, there are no pending or Threatened Proceedings relating to any of the Compensation and Benefit Plans or any compensation and benefit plans, policies, agreements or arrangements that have expired or terminated (other than, in each case, routine claims for benefits).

(c)         All of the Compensation and Benefit Plans are in compliance in all material respects with all applicable Legal Requirements, including, but not limited to, the Code and ERISA. All contributions to each Compensation and Benefit Plan that were required to be made under the terms of such Compensation and Benefit Plan, ERISA, the Code, or other applicable Legal Requirements have been made by the due date thereof, including any valid extension.

(d)         Each Compensation and Benefit Plan that is an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA and is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter (or in the case of a master or prototype plan, a favorable opinion letter) as to its qualification under the Code, and to the Knowledge of Seller nothing has occurred, whether by action or failure to act, that could be expected to cause the loss of such qualification. Neither Seller nor any ERISA Affiliate maintains or contributes to (or has ever maintained or contributed to) an employee pension benefit plan subject to Title IV of ERISA or Section 412 of the Code.

(e)         Neither the execution of this Agreement by Seller nor the consummation of the transactions contemplated hereby will obligate the Buyer to continue any Compensation and Benefit Plan.

3.20.       Labor Matters.

(a)         Except as set forth on Part 3.20(a) of the Disclosure Schedule, (i) Seller is not a party to or bound by, and its employees are not covered by, any labor or collective bargaining agreement; (ii) Seller does not have any Knowledge of any organizational effort presently being made or threatened by or on behalf of any labor union with respect to its employees; (iii) there are no pending or, to Seller’s Knowledge, Threatened, or any basis for, complaints, charges or claims against Seller with any Governmental Body or any other Proceeding regarding the employment or termination of employment by Seller of any individual; (iv) each Person providing services to Seller that has been treated by Seller as an employee is an “at-will” employee whose employment may be terminated by Seller at any time and for any reason; and (v) each Person providing services to Seller that has been treated by Seller as an independent contractor, rather than as an employee, has been properly characterized as a contractor by Seller using the applicable rules and regulations of the Code.

(b)        Part 3.20(b) of the Disclosure Schedule lists the names and job titles of all present employees of Seller (including employees who are out on leave or on layoff status), the total compensation payable to each, and accrued sick, personal and vacation days for each (or pay in lieu thereof). There are no written employment or similar agreements for a fixed term between any employee of Seller (other than Michael J. Delich) and Seller. Except as set forth on Part 3.20(b) of the Disclosure Schedule, no current employees or independent contractors have notified Seller of an intention to leave their employment or engagement.

(c)         Seller is in compliance in all material respects with all applicable Legal Requirements and contractual arrangements respecting employment and employment practices and independent contractor arrangements. Seller is not liable for any payment to any trust or other fund or to any Governmental Body with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the Ordinary Course of Business). There are no Proceedings pending or, to Seller’s Knowledge, Threatened, involving Seller relating to its employment practices, any applicable Legal Requirements or any employment or services agreement.

(d)     Seller terminated the employment of each of the employees set forth in Part 3.20(d) of the Disclosure Schedule, effective as of the Effective Time and paid to each such employee any and all amounts necessary to satisfy all compensation, benefits and wage obligations of Seller for all periods prior to the Closing, including but not limited to any wages, paid time off, bonuses and commissions due to such employees.

3.21.       No Other Representations.

Except for the representations and warranties specifically set forth in this Section 3, neither Seller nor any of its Affiliates, directors, managers, members, officers, employees, representatives, agents or advisors makes any representation or warranty, express or implied, with respect to Seller, the Assets, the Business, or any information provided to Buyer, whether on behalf of Seller or such other Persons, and Seller specifically disclaims any and all implied or statutory warranties, including warranties of merchantability and fitness for a particular purpose. Except for the representations and warranties specifically set forth in this Section 3, the Assets are being sold, assigned, transferred and conveyed hereunder on an “as is, where is, with faults” basis.

4.	REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer represents and warrants to Seller as follows:

4.1.         Organization and Good Standing.

Buyer is a limited liability company duly organized, validly existing, and in good standing under the laws of the State of Delaware.

4.2.         Authority; No Conflict.

(a)     This Agreement and the Closing Documents to which Buyer is a party constitute the legal, valid, and binding obligations of Buyer, enforceable against Buyer in accordance with their respective terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar Legal Requirements affecting creditors' rights generally and by general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity). Buyer has the limited liability company power and authority to execute and deliver this Agreement and the Closing Documents to which it is a party and to perform its obligations hereunder and thereunder, and to consummate the Contemplated Transactions. The execution, delivery and performance of this Agreement and the Closing Documents to which Buyer is a party has been duly and validly authorized by all necessary limited liability company actions by Buyer.

(b)     Neither the execution and delivery of this Agreement by Buyer nor the consummation or performance of any of the Contemplated Transactions by Buyer will give any Person the right to prevent, delay, or otherwise interfere with any of the Contemplated Transactions pursuant to (i) any provision of Buyer’s Organizational Documents; (ii) any Legal Requirement or Order to which Buyer may be subject; or (iii) any material Contract to which Buyer is a party or by which Buyer may be bound. Buyer is not and will not be required to obtain any Consent from any Person in connection with the execution and delivery of this Agreement or the consummation or performance of any of the Contemplated Transactions.

4.3.        Certain Proceedings.

There is no pending Proceeding that has been commenced against Buyer and that challenges, or may have the effect of preventing, making illegal, or otherwise interfering with, any of the Contemplated Transactions. To Buyer’s Knowledge, no such Proceeding has been Threatened and no event has occurred or circumstance exist that may give rise to or serve as a basis for the commencement of any such Proceeding.

4.4.         Brokers or Finders.

Buyer has not incurred any obligation or liability, contingent or otherwise, for brokerage or finders’ fees or agents’ commissions or other similar payment in connection with this Agreement.

4.5.         Independent Investigation; Acknowledgement

Buyer acknowledges and agrees that it has conducted its own independent review and analysis of, and, based thereon, has formed an independent judgment concerning, the Assets and the Business, including with respect to their condition and prospects. In making the decision to enter into this Agreement and to consummate the Contemplated Transactions, Buyer has relied solely upon the representations and warranties set forth in Section 3 (and acknowledges that such representations and warranties are the only representations and warranties made by Seller) and has not relied upon any other information provided by, for or on behalf of Seller, or its respective agents or representatives, to Buyer in connection with the Contemplated Transactions. Buyer acknowledges that, other than as set forth in this Agreement, neither Seller nor any of its owners, managers, officers, members, employees, Affiliates, agents or representatives or their respective Affiliates made any representation or warranty, either express or implied, (a) as to the accuracy or completeness of any of the information provided or made available to Buyer or its agents or representatives prior to the execution of this Agreement, or (b) with respect to any projections, forecasts, estimates, plans or budgets of future revenues, expenses or expenditures, future results of operations (or any component thereof), future cash flows (or any component thereof) or future financial condition (or any component thereof) of the Business or the Assets.

4.6.       Employee Matters.

Buyer or one of its Affiliates offered employment, on such terms of employment as the Buyer determined to be appropriate, in its sole discretion, to Seller’s employees, effective upon the Effective Time. Such offers were contingent in each case upon the employee passing all of Buyer’s standard pre-employment background and drug screening. Buyer offered employment, effective as of the Effective Time, to Tracy McCormick, Seller’s controller, at her current salary and with comparable benefits for a period of twelve months, contingent upon the employee passing all of Buyer’s standard pre-employment background and drug screening.

5.	INDEMNIFICATION; REMEDIES

5.1.         Indemnification by Seller.

Seller agrees to indemnify and hold harmless Buyer, and Buyer’s managers, officers, employees, agents, and Affiliates (collectively, the “Seller Indemnified Persons”) for, and will pay to Seller Indemnified Persons the amount of any Damages arising, directly or indirectly, from or in connection with:

(a)     any breach of any representation or warranty made by Seller in this Agreement, the Closing Documents or any other certificate or document delivered by it pursuant to this Agreement;

(b)     any breach by Seller of any covenant or obligation of Seller in this Agreement, the Closing Documents or any other certificate or document delivered by it pursuant to this Agreement; and

(c)     the failure of Seller to satisfy and discharge any Excluded Liabilities.

5.2.         Indemnification and Payment of Damages by Buyer.

Buyer will indemnify and hold harmless Seller and Seller’s managers, officers, employees, agents, and Affiliates (collectively, the “Buyer Indemnified Persons”) for, and will pay to the Buyer Indemnified Persons the amount of any Damages arising, directly or indirectly, from or in connection with:

(a)     any breach of any representation or warranty made by Buyer in this Agreement, the Closing Documents or in any certificate or document delivered by Buyer pursuant to this Agreement;

(b)     any breach by Buyer of any covenant or obligation of Buyer in this Agreement, the Closing Documents or any certificate or document delivered by Buyer pursuant to this Agreement; and

(c)     the failure of Buyer to satisfy and discharge any Assumed Liabilities or Seller’s obligations under or breach of any Assumed Contract contemplated by Section 2.8.

5.3.         Procedure for Indemnification — Third Party Claims.

(a)     Promptly after receipt by an Indemnified Person under Section 5.1 or 5.2, of notice of any claim against it, such Indemnified Person will, if a claim is to be made against an Indemnifying Party under such Section, give written notice to the Indemnifying Party of the commencement of such claim, but the failure to notify the Indemnifying Party will not relieve the Indemnifying Party of any liability that it may have to any Indemnified Person, except to the extent that the Indemnifying Party demonstrates that the defense of such action is prejudiced by the Indemnifying Party’s failure to give such written notice.

(b)     If any claim referred to in Section 5.3(a) is brought against an Indemnified Person and it gives written notice to the Indemnifying Party of such claim, the Indemnifying Party may, at its option, assume the defense of such claim with counsel reasonably satisfactory to the Indemnified Person and, after written notice from the Indemnifying Party to the Indemnified Person of its election to assume the defense of such claim, the Indemnifying Party will not, as long as it diligently conducts such defense, be liable to the Indemnified Person under this Section 5 for any fees of other counsel or any other expenses with respect to the defense of such claim, subsequently incurred by the Indemnified Person in connection with the defense of such claim, other than reasonable costs of investigation. If the Indemnifying Party assumes the defense of a claim, (i) no compromise or settlement of such claims may be effected by the Indemnifying Party without the Indemnified Person’s consent unless (A) there is no finding or admission of any violation of Legal Requirements or any violation of the rights of any Person, and (B) the sole relief provided is monetary damages that are paid in full by the Indemnifying Party; and (ii) the Indemnified Person will have no liability with respect to any compromise or settlement of such claims effected without its consent. Subject to Section 5.3(c), if written notice is given to an Indemnifying Party of any claim and the Indemnifying Party does not, within fifteen (15) days after the Indemnified Person’s notice is given, give written notice to the Indemnified Person of its election to assume the defense of such claim then the Indemnified Person shall defend such claim and, the Indemnifying Party will be bound by any determination made in such Proceeding or any compromise or settlement effected by the Indemnified Person.

(c)     Notwithstanding the foregoing, if an Indemnified Person determines in good faith that there is a reasonable probability that a claim may adversely affect it or its Affiliates other than as a result of monetary damages for which it would be entitled to indemnification under this Agreement, the Indemnified Person may, by written notice to the Indemnifying Party, assume the exclusive right to defend, compromise, or settle such claim, but the Indemnifying Party will not be bound by any determination of a claim so defended or any compromise or settlement effected without its consent (which may not be unreasonably withheld).

5.4.         Procedure for Indemnification — Other Claims.

A claim for indemnification for any matter not involving a third-party claim shall be asserted by written notice to the Indemnifying Party from whom indemnification is sought, describing the Damages, the amount thereof, if known, and the method of computation of such Damages, all with reasonable particularity and containing a reference to the provisions of this Agreement in respect of which such Damages have occurred. The amount of the Damages set forth in the notice shall not be a limitation on any claim for the actual amount of such Damages, however. If the Indemnifying Party does not object in writing to an indemnification notice claim within thirty (30) days after receiving notice, the Indemnified Person shall be entitled to recover promptly from the Indemnifying Party the amount of such claim, but such recovery shall not be deemed to limit the amount of any additional indemnification to which the Indemnified Person may be entitled pursuant to this Section 5.

5.5.         Survival/Limitations.

(a)     The parties hereto agree that (i) the representations and warranties contained in Sections 3.1, 3.2(a), 3.8 and 3.11 (collectively, the “Fundamental Representations”) and in Sections 4.1 and 4.2(a) shall survive until thirty (30) days after the expiration of all applicable statutes of limitation with respect to the subject matter thereof, and (ii) all other representations and warranties shall survive for fifteen (15) months following the Closing Date. All covenants and agreements contained in this Agreement and any document delivered pursuant hereto shall survive the Closing until thirty (30) days after the applicable statutes of limitation with respect to the subject matter thereof or for the period expressly set forth therein. Any indemnification claim pursuant to this Section 5 must be made on or before the expiration of the applicable survival period for the representation, warranty, covenant or agreement upon which the claim is based.

(b)     The Seller Indemnified Persons shall not be entitled to recover Damages for any claims made based on a breach of any representations and warranties other than any Fundamental Representation, unless such Damages exceed $410,000 in the aggregate (“Deductible”), in which event the indemnifying parties shall only be required to pay or be liable for Damages in excess of the Deductible. With respect to any claim as to which an Indemnified Person may be entitled to indemnification under this Section 5, the Indemnifying Party shall not be liable for any individual or series of related Damages that do not exceed $20,000 (which Damages shall not be counted toward the Deductible). The aggregate amount of all Damages for which Seller Indemnified Persons may recover for any claim based on a breach of any representations and warranties other than Fundamental Representations shall be the Escrow Amount (“Cap”).

(c)     The Deductible and the Cap shall not apply to any Damages claim made under Section 5.1(a) for a breach of any Fundamental Representations or under Sections 5.2(b) or (c); provided, however, that the maximum amount of all Damages for which Seller Indemnified Persons may recover pursuant to Section 5.1 shall be the Purchase Price.

(d)

(i)     If a claim for indemnification is paid by an Indemnifying Party and the Indemnified Person subsequently receives payment for any part of the Damages paid by the Indemnifying Party, whether by recovery against or settlement with a third Person, or from insurance proceeds, the Indemnified Person will pay promptly to the Indemnifying Party from the payment received by the Indemnified Person (to the extent it is sufficient) the Damages paid by the Indemnifying Party, less any costs or expenses incurred in connection with the Indemnified Person’s recovery.

(ii)     An Indemnified Person is not required to make a claim for Damages paid or payable by an Indemnifying Party if the Indemnified Person reasonably determines that submission of the claim to the insurer could result in either the cancellation or nonrenewal of any insurance policy of the Indemnified Person or its Affiliate or a material increase in insurance premiums for coverage in the future.

(iii)     For the purpose of an Indemnifying Party’s maximum indemnification obligation provided for in this Agreement, the Indemnifying Party will be treated as not having made the previous indemnification payment to which the insurance or other recovery pertains, to the extent of the amount of repayment made by the Indemnified Person.

5.6.         Payments.

(a)     Once Damages are agreed to by the Indemnifying Party or finally adjudicated to be payable pursuant to this Section 5, the Indemnifying Party shall satisfy its obligations within five (5) Business Days after the same by wire transfer of immediately available funds.

(b)     Any Damages payable to a Seller Indemnified Person shall be satisfied: (a) from the Escrow, to the extent of funds available therefor, and (b) to the extent the Damages exceed the amount available from the Escrow, or if the Escrow has been disbursed, from Seller. Seller will maintain a tangible net worth of not less than $4,100,000 from the Closing Date to the date that is last day of the fifteenth month following the Closing Date.

5.7.         Exclusive Remedy.

Subject to Section 6.4, the provisions of this Section 5 shall constitute the sole and exclusive remedy of the Parties with respect to any claims for Damages resulting from or arising out of a breach of any representation, warranty, covenant or obligation contained herein. In furtherance of the foregoing, each Party hereby waives, to the fullest extent permitted under Legal Requirements, any and all rights, claims and causes of action for any breach of any representation, warranty, covenant, agreement or obligation set forth herein or otherwise relating to the subject matter of this Agreement it may have against the other parties hereto and their Affiliates and each of their respective representatives arising under or based upon any Legal Requirements, except pursuant to the indemnification provisions set forth in this Section 5. Notwithstanding anything to the contrary contained in this Agreement, the provisions of this Section 5.7 do not apply to any Damages incurred as a result of, or in connection with any fraud, criminal activity or intentional wrongdoing on the part of the other party hereto

6.	GENERAL PROVISIONS

6.1.         Expenses.

Except as otherwise expressly provided in this Agreement, each Party to this Agreement will bear its respective expenses incurred in connection with the preparation, execution, and performance of this Agreement and the Contemplated Transactions, including all fees and expenses of agents, representatives, brokers or finders, counsel, and accountants. In the event of termination of this Agreement, the obligation of each Party to pay its own expenses will be subject to any rights of such Party arising from a breach of this Agreement by another Party. Sales and other transfer Taxes, if any, arising out of or in connection with the Contemplated Transactions shall be paid as follows: (a) Seller shall pay all sales and transfer Taxes related to the transfer of the Owned Real Property; and (b) Buyer shall pay all other sales and transfer Taxes, including without limitation, all sales Taxes due in connection with the sale of the vehicles and other tangible personal property contained in the Assets. Each Party hereto shall indemnify the other for its failure to pay any brokerage or finders’ fees or agents’ commission or similar payment incurred by such Party or its Representatives in connection with this Agreement. In any Proceeding involving Buyer and Seller arising out of or otherwise relating to this Agreement, the prevailing party shall be entitled to recover from the other party, in addition to damages, injunctive or other relief, if any, all costs and expenses (whether or not allowable as “cost” items by law) reasonably incurred at, before and after trial or on appeal, or in any bankruptcy or arbitration proceeding, including, without limitation, attorneys’ and witness (expert and otherwise) fees, deposition costs, copying charges and other expenses.

6.2.         Headings; Construction.

The headings of Sections in this Agreement are provided for convenience only and will not affect its construction or interpretation. All words used in this Agreement will be construed to be of such gender or number as the circumstances require. Unless otherwise expressly provided, the word “including” does not limit the preceding words or terms.

6.3.         Public Announcements.

Any public announcement or similar publicity with respect to this Agreement or the Contemplated Transactions will be issued, if at all, at such time and in such manner as Buyer and Seller agree in writing, provided that the Parties shall reasonably cooperate in such announcements, and provided further that nothing contained herein shall prevent any Party from at any time furnishing information required by a Governmental Body.

6.4.         Availability of Equitable Remedies.

The Parties acknowledge and agree that (i) a breach of the provisions of this Agreement may not adequately be compensated by money damages, and (ii) any Party shall be entitled, either before or after the Closing, in addition to any other right or remedy available to it, to an injunction restraining such breach, and no bond or other security shall be required in connection therewith.

6.5.         Notices.

All notices, consents, waivers, and other communications under this Agreement must be in writing and will be deemed to have been duly given: (a) when delivered by hand (with written confirmation of receipt); (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); (c) on the date sent by e-mail of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next business day if sent after normal business hours of the recipient; or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid; in each case to the appropriate addresses set forth below (or to such other addresses and facsimile numbers as a Party may designate by notice to the other Parties):

If to Buyer, to:

Link Media Omaha, LLC

200 Mansell Court East

Suite 325

Roswell GA, 30076

Attention:       James A. McLaughlin

Telephone:      678-906-2960

Email:             Jim@linkmediaoutdoor.com

If to Seller, to:

Waitt Outdoor, LLC

c/o WaittCorp Investments, LLC

1125 South 103rd Street, Suite 425

Omaha, NE 68124

Attention:       John Schuele

Telephone:      402-697-8000

Email:             john@waittcompany.com

With a copy (that shall not constitute notice) to:

Maser Law, LLC

23 North Locust Street, Suite 201B

P.O. Box 1151

Grand Island, NE 68802

Attn: Matthew D. Maser

Email: matt@mmaserlaw.com

6.6.         Further Assurances.

The Parties agree (a) to furnish upon request to each other such further information, (b) to execute and deliver to each other such other documents, and (c) to do such other acts and things, all as the other Party may reasonably request for the purpose of carrying out the intent of this Agreement and the documents referred to in this Agreement. Without limiting the generality of the foregoing, (i) Seller agrees to execute any real estate documents that may be reasonably required to record the transfer of the Assets and to update any recorded documentation relating thereto and (ii) Seller shall obtain the Tax Clearances described on Part 3.11 of the Disclosure Schedule as soon as practicable after the Closing and deliver copies of the same to Buyer and shall in all events be responsible for, and shall discharge in full (either by payment, successful appeal or negotiations with the applicable Operating State), any and all liabilities and obligations therefor.

6.7.         Waiver.

Neither the failure nor any delay by any Party in exercising any right, power, or privilege under this Agreement or the documents referred to in this Agreement will operate as a waiver of such right, power, or privilege, and no single or partial exercise of any such right, power, or privilege will preclude any other or further exercise of such right, power, or privilege or the exercise of any other right, power, or privilege.

6.8.         Entire Agreement and Modification.

This Agreement (together with the Exhibits, Schedules, and the Disclosure Schedule hereto) supersedes all prior agreements between the Parties with respect to its subject matter and constitutes (along with the documents referred to in this Agreement) a complete and exclusive statement of the terms of the agreement between the Parties with respect to its subject matter. This Agreement may not be amended except by a written agreement executed by the Party to be charged with the amendment.

6.9.         Assignments, Successors and No Third Party Rights.

No Party may assign any of its rights or liabilities under this Agreement without the prior consent of the other Party, except that Buyer may assign its rights, but not its obligations, hereunder to (i) an Affiliate, or (ii) any of its lenders. This Agreement will apply to, be binding in all respects upon, and inure to the benefit of the Parties, and their successors, by liquidation or otherwise, and their permitted assigns. Nothing expressed or referred to in this Agreement (other than the indemnification provisions of Section 5) will be construed to give any Person other than the Parties to this Agreement any legal or equitable right, remedy, or claim under or with respect to this Agreement or any provision of this Agreement.

6.10.       Severability.

If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement will remain in full force and effect. Any provision of this Agreement held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable.

6.11.       Intentionally Omitted.

6.12.       Post-Closing Access.

Without limiting the generality of Section 6.6, Seller and Buyer shall cooperate fully with each other after Closing so that each party has access to the business records, contracts and other information existing as of Closing and relating in any manner to the Assets, the Assumed Liabilities or the conduct of the Business (whether in the possession of Seller or Buyer). Seller shall also cooperate fully with the transition of the Business to Buyer, including the transition of customer and vendor relationships. No files, books or records existing as of Closing and relating in any manner to the conduct of the Business shall be destroyed by any Party in a manner inconsistent with such Party’s record retention policies or practices after the Closing Date without giving the other Party at least thirty (30) days’ prior written notice, during which time such other Party shall have the right to examine any such files, books and records prior to their destruction. Nothing contained in this Section 6.12 shall obligate any Party hereto to make available any books and records if to do so would violate the terms of any Contract or Legal Requirement to which it is a party or to which it or its assets are subject.

6.13.       Transition Matters.

(a)     Seller will allow Buyer sixty (60) days following the Closing Date to transfer the electric service accounts for the Signs into the name of Buyer and will not disconnect electric service prior to such time. Buyer will promptly reimburse Seller for any costs of electricity incurred by Seller with respect to the Signs during the period from the Closing Date to the transfer of the accounts.

(b)     Buyer will have up to twelve (12) months after Closing to remove and dispose of the imprints containing the name “Waitt Outdoor” from the Signs.

(c)     Nothing in this Agreement shall preclude Buyer or its Affiliate from making changes to the terms and conditions of employment of any employees who become employed by the Buyer or its Affiliate as of the Effective Time (in either case, an “Acquired Employee”) or terminating individual Acquired Employees in the Ordinary Course of Business.

6.14.       Applicable Law.

This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Delaware.

6.15.       Confidentiality.

Each Party hereto will hold, and will use its commercially reasonable efforts to cause its Affiliates, and their respective Representatives to hold, in strict confidence from any Person (other than any such Affiliate or Representative), unless (a) compelled to disclose by judicial or administrative process or by other Legal Requirements or (b) disclosed in a Proceeding brought by a Party hereto in pursuit of its rights or in the exercise of its remedies hereunder, all documents and information concerning the other Party or any of its Affiliates furnished to it by the other Party or such other Party’s Representatives in connection with this Agreement or the Contemplated Transactions, except to the extent that such documents or information can be shown to have been (i) previously known by the Party receiving such documents or information, (ii) in the public domain (either prior to or after the furnishing of such documents or information hereunder) through no fault of such receiving Party or (iii) later acquired by the receiving Party from another source if the receiving Party is not aware that such source is under an obligation to another Party hereto to keep such documents and information confidential; provided, that following the Closing the foregoing restrictions will not apply to Buyer’s use of documents and information concerning the Assets and the Business furnished by Seller hereunder.

6.16.       Effect of Disclosure.

Buyer’s rights to indemnification, payment of Damages or other remedy based on any breach by Seller of its representations, warranties, covenants and obligations will not be affected by any investigation conducted with respect to, or any knowledge acquired (or capable of being acquired) by Buyer at any time, whether before or after the Closing Date, with respect to the accuracy or inaccuracy of or compliance with, any such representation, warranty, covenant or obligation. The due diligence review conducted by Buyer and/or its Representatives shall not relieve Seller of any duties concerning its representations, warranties, covenants or agreements contained in this Agreement or any Closing Document.

6.17.       Incorporation of Exhibits, Schedules and Disclosure Schedule.

The Exhibits, Schedules and Disclosure Schedule identified in this Agreement are incorporated herein by reference and made a part hereof.

6.18.       Counterparts.

This Agreement may be executed in one or more counterparts, each of which will be deemed to be an original copy of this Agreement and all of which, when taken together, will be deemed to constitute one and the same agreement. A signed copy of this Agreement delivered by facsimile, email, or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement and may be used in lieu of the original signed Agreement for all purposes.

6.19.       WAIVER OF JURY TRIAL.

EACH OF THE PARTIES HEREBY EXPRESSLY WAIVES THE RIGHT TO A TRIAL BY JURY IN ANY ACTION (WHETHER IN CONTRACT OR TORT) BROUGHT BY OR AGAINST IT THAT MAY BE BASED UPON, ARISE OUT OF OR RELATE TO THIS AGREEMENT, OR THE NEGOTIATION, EXECUTION OR PERFORMANCE OF THIS AGREEMENT (INCLUDING ANY ACTION BASED UPON, ARISING OUT OF OR RELATED TO ANY REPRESENTATION OR WARRANTY MADE IN OR IN CONNECTION WITH THIS AGREEMENT OR AS AN INDUCEMENT TO ENTER INTO THIS AGREEMENT).

IN WITNESS WHEREOF, the Parties have executed, sealed and delivered this Agreement as of the date first written above.

BUYER:

LINK MEDIA OMAHA, LLC

By:	/s/ James A. McLaughlin______
James A. McLaughlin, CEO

SELLER:

WAITT OUTDOOR, LLC

By:	John S. Schuele_____________
John S. Schuele, Manager

[Asset Purchase Agreement Signature Page]

EXHIBIT A

DEFINITIONS

“Accounts Receivable” – all accounts receivable, notes receivable and other receivables of the Seller relating to periods on or prior to the Closing Date.

“Advertising Contracts” – as defined in Section 2.2(c).

“Affiliates” – when used with reference to a specified Person, any other Person that directly, or indirectly through one or more intermediaries, controls or is controlled by or is under common control with the specified Person. For purposes of this definition of Affiliate, “control” means the possession, directly or indirectly, of the power to direct or to cause the direction of management and policies of the Person in question, whether through the ownership of voting securities or by contract or otherwise.

“Agreement” – as defined in the first paragraph of this Agreement, including without limitation, the Schedules, the Disclosure Schedule, and the Exhibits.

“Allocation Statement” – as defined in Section 2.10.

“Assets” – as defined in Section 2.2.

“Assignment and Assumption Agreement” – the Assignment and Assumption Agreement in the form of Exhibit C attached hereto.

“Assumed Contracts” – Site Leases, the Advertising Contracts, the Other Assumed Contracts, and Facilities Leases listed on Schedules 2.2(b), 2.2(c), 2.2(e) and 2.2(f), respectively, and included in the Assets.

“Assumed Liabilities” – as defined in Section 2.3.

“Best Efforts” – the efforts that a prudent Person desirous of achieving a result would use in similar circumstances; provided, however, in no event shall Best Efforts require a Party to make a monetary payment in order to achieve such result.

“Bill of Sale” – the Bill of Sale in the form of Exhibit B attached hereto.

“Books and Records” – all of Seller’s books and records, including software access for electronic records, relating to the Assets and their operation, including, without limitation, billing and accounts receivables records, all Site Lease files, Advertising Contract files, Permit files, and warranty, maintenance and other records for the Signs.

“Business” – the business of owning, leasing, maintaining and operating the Assets in the Operating States as conducted by Seller.

“Business Day” – any day, other than a Saturday or Sunday or a day on which banking institutions in Omaha, Nebraska are required or permitted to be closed.

“Buyer” – as defined in the first paragraph of this Agreement.

“Buyer Indemnified Persons” – as defined in Section 5.2.

“Cap” – as defined in Section 5.5(b).

“Closing” – as defined in Section 2.5.

“Closing Date” – the date and time as of which a Closing actually takes place.

“Closing Documents” – as defined in Section 3.2(a).

“Code” – the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.

“Compensation and Benefit Plan” – as defined in Section 3.19.

“Consent” – any approval, consent, ratification, waiver, or other authorization (including any Governmental Authorization).

“Contemplated Transactions” – all of the transactions contemplated by this Agreement, including (a) the purchase of the Assets by Buyer from Seller and assignment to and assumption by Buyer of the Assumed Liabilities, and (b) the performance by Buyer and Seller of their respective covenants and obligations under this Agreement.

“Contract” – any agreement, contract, obligation, promise, or undertaking (whether written or oral and whether express or implied) that is legally binding.

“Damages” – any and all costs, losses, actual damages, claims, fines, penalties, obligations, settlement payments, awards, judgments, fines, deficiencies, court costs, other charges and reasonable and documented fees and disbursements of counsel, consultants and expert witnesses incurred by a party hereto; provided that “Damages” shall not include any (i) indirect, consequential or special damages (i.e., damages that were not reasonably foreseeable as a result of the applicable breach); (ii) exemplary or punitive damages; (iii) damage to goodwill or loss of business; or (iv) any damages based on any type of multiple; provided, however, that the exclusions from the definition of “Damages” set forth in the preceding proviso shall not apply to (y) any such damages that are recovered by third parties in connection with Damages indemnified hereunder and (z) in the case of the exclusion set forth in subsection (iv), damages that arise from recurring circumstances causing lost profits of the Business in future fiscal periods (beyond the fiscal period in which such damages have arisen), and that were a probable and reasonably foreseeable result of the applicable breach.

“Deductible” – as defined in Section 5.5(b).

“Disclosure Schedule” – the disclosure schedule, delivered by Seller to Buyer concurrently with the execution and delivery of this Agreement and attached to this Agreement.

“Effective Time” – as defined in Section 2.5.

“Encumbrance” – any charge, claim, condition, equitable interest, lien, option, pledge, security interest, mortgage, deed of trust, charge, right of first refusal, or restriction of any kind, including any restriction on use, transfer, receipt of income, or exercise of any other attribute of ownership or other right of any third party with respect thereto.

“Environment” – soil, land surface or subsurface strata, surface waters, ground waters, drinking water supply, stream sediments, ambient air (including indoor air), plant and animal life, and any other environmental medium or natural resource.

“Environmental Law” – any Legal Requirement pertaining to environmental discharges, Releases, emissions or spills or the manufacture, sale, processing, handling, transportation, storage or disposal of any Hazardous Materials, or relating to any environmental processes or condition, including, without limitation, the Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”), the Clean Air Act, the Clean Water Act, the Resource Conservation and Recovery Act (“RCRA”), the Endangered Species Act, the Federal Insecticide, Fungicide and Rodenticide Act, the Hazardous Materials Transportation Act, the Surface Mining Control and Reclamation Act, the Emergency Planning and Community Right to Know Act, the Safe Drinking Water Act, the Toxic Substances Control Act, the Coastal Zone Management Act, the National Environmental Policy Act, and the Noise Control Act. As used in this Agreement, Environmental Laws shall mean any of such laws or regulations as the same exist now or at the Closing Date.

“ERISA” – the Employee Retirement Income Security Act of 1974, as amended and the regulations promulgated thereunder.

“ERISA Affiliate” – any other organization that is a member of the same “controlled group” as Seller within the meaning of Sections 414(b), (c), (m) or (o) of the Code.

“Escrow Agent” – First National Bank of Omaha, in its capacity as escrow agent under the Escrow Agreement.

“Escrow Agreement” – as defined in Section 2.7(a)(v).

“Escrow Amount – as defined in Section 2.6(a).

“Excluded Assets” – as defined in Section 2.2.

“Excluded Liabilities” – as defined in Section 2.4.

“Facilities Leases” – as defined in 2.2(f).

“Financial Statements” – as defined in Section 3.4(a).

“FIRPTA” – the Foreign Investment in Real Property Tax Act of 1980, as amended and the regulations promulgated thereunder.

“Fundamental Representations” – as defined in Section 5.5.

“GAAP” – generally accepted accounting principles in the U.S, consistently applied.

“Governmental Authorization” – any approval, consent, license, permit, waiver, or other authorization issued, granted, given, or otherwise made available by or under the authority of any Governmental Body or pursuant to any Legal Requirement.

“Governmental Body” – any federal, state, local, municipal, foreign, or other government; or governmental or quasi-governmental authority of any nature (including any governmental agency, branch, department, official, or entity and any court or other tribunal).

“Hazardous Materials” – any waste or other substance that is listed, defined, designated, or classified as, or otherwise determined to be, hazardous, radioactive, or toxic or a pollutant or a contaminant under or pursuant to any Environmental Law, and specifically including petroleum and all derivatives thereof or synthetic substitutes therefor and asbestos or asbestos-containing materials.

“Indemnified Person” – any of Seller Indemnified Persons or the Buyer Indemnified Persons, as the context requires.

“Indemnifying Party” – Buyer or Seller, as the context requires.

“Initial Cash Payment” – as defined in Section 2.6(a).

“Interim Balance Sheet” – as defined in Section 3.4(a).

“Interim Financial Statements” – as defined in Section 3.4(a).

“Knowledge” – a Person who is a natural person will be deemed to have “Knowledge” of a particular fact or other matter if such Person is actually aware of such fact or other matter after reasonable inquiry of one’s own records and direct reports. With respect to Seller, the Knowledge of Michael J. Delich shall be the Knowledge of Seller. With respect to Buyer, the Knowledge of James A. McLaughlin shall be the Knowledge of Buyer.

“Leased Office Properties” – as defined in Section 3.9(a).

“Legal Requirements” – any federal, state, local, municipal, foreign, international, multinational, or other administrative Order, constitution, law, ordinance, principle of common law, regulation, statute, or treaty.

“Material Adverse Effect” – a material adverse effect on, the Assets, the associated Business or operations or conditions (financial or otherwise) relating thereto, taken as a whole; provided, however, that none of the following shall be deemed to constitute, and none of the following (or the effects thereof) shall be taken into account in determining whether there has been, a “Material Adverse Effect”: (i) any adverse change, event, development, or effect arising from or relating to (A) general business or economic conditions not peculiar to the Seller, (B) national or international political or social conditions, including the engagement by the United States in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon the United States, or any of its territories, possessions, or diplomatic or consular offices or upon any military installation, equipment or personnel of the United States, (C) financial, banking, or securities markets (including any disruption thereof and any decline in the price of any security or any market index), (D) changes in GAAP, (E) changes in Legal Requirements, (F) the negotiation, execution and delivery of this Agreement, the identity or business plans of Buyer or its Affiliates, or the announcement or consummation of the Contemplated Transactions, including any impact thereof on relationships, contractual or otherwise, with customers, suppliers, distributors, partners or employees, or (G) the taking of any action contemplated by this Agreement and the other agreements contemplated hereby, (ii) any existing event, occurrence, or circumstance with respect to which Buyer has Knowledge as of the date hereof, and (iii) any material adverse change in or effect on the Business that is timely cured by Seller.

“Material Other Contracts” – as defined in Section 3.14.

“New Signs” – outdoor advertising signs not yet built or installed.

“Non-Competition Agreement” – a five (5) year Non-Competition Agreement among Buyer, Seller, WaittCorp Investments, LLC and Michael J. Delich in the form of Exhibit D.

“Operating States” – as defined in the Recitals.

“Order” – any award, decision, injunction, judgment, order, ruling, subpoena, or verdict entered, issued, made, or rendered by any court, administrative agency, or other Governmental Body or by any arbitrator.

“Ordinary Course of Business” – an action taken by a Person will be deemed to have been taken in the “Ordinary Course of Business” if such action is consistent with the past custom and practices of such Person and is taken in the ordinary course of the normal day-to-day operations of such Person (including with respect to quantity and frequency).

“Organizational Documents” – (a) the articles or certificate of incorporation and the bylaws of a corporation; (b) the partnership agreement and any statement of partnership of a general partnership; (c) the limited partnership agreement and the certificate of limited partnership of a limited partnership; (d) the articles or certificate of organization and the operating agreement of any limited liability company; (e) any charter or similar document adopted or filed in connection with the creation, formation, or organization of a Person; and (f) any amendment to any of the foregoing.

“Other Assumed Contract” – as defined in Section 2.2(e).

“Other Contract” – any Contract (other than a Site Lease, Advertising Contract or Facilities Lease) relating to or affecting the Assets, the Business or the operation thereof (i) under which either Seller has or may acquire any rights, (ii) under which Seller has or may become subject to any obligation or liability, or (iii) by which Seller or any of the Assets is or may become bound.

“Owned Real Property” – as defined in Section 2.2(g).

“Party”, “Parties” – as defined in the first paragraph of this Agreement.

“Permits” – as defined in Section 2.2(d).

“Permitted Liens” – (i) any lien for Taxes of Seller not yet due and payable, (ii) any mechanic’s, materialmen’s or similar statutory lien incurred in the Ordinary Course of Business for monies not yet due or the validity or amount of which is being contested in good faith by appropriate proceedings, which are not, individually or in the aggregate material to the Business or the Asset, (iii) such imperfections of title and encumbrances, if any, which are not, individually or in the aggregate, material in character, amount or extent, and which do not materially detract from the value, or materially interfere with the present use or anticipated use of the property subject thereto or affected thereby, or (iv) such liens, easements, rights of way, building and use restrictions, exceptions, reservations and limitations on any real property which appear as a matter of public record (or which would be disclosed by a survey or title commitment).

“Person” – any individual, corporation (including any non-profit corporation), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, labor union, or other entity or Governmental Body.

“Proceeding” – any action, arbitration, audit, hearing, investigation, litigation, or suit (whether civil, criminal, administrative, investigative, or informal) commenced, brought, conducted, or heard by or before, or otherwise involving, any Governmental Body or arbitrator.

“Prorations – as defined in Section 2.6(b).

“Purchase Price” – as defined in Section 2.6(a).

“Real Property” – real property and any rights therein, and all buildings, facilities, structures, fixtures, leasehold and other improvements located thereon.

“Rebuilt Signs” – existing Signs or previously existing outdoor advertising signs that Seller has scheduled to be rebuilt or refurbished.

“Related Person” – with respect to a particular individual:

(a)     each other member of such individual’s Family;

(b)     any Person that is directly or indirectly controlled by such individual or one or more members of such individual’s Family;

(c)     any Person in which such individual or members of such individual’s Family hold (individually or in the aggregate) a Material Interest; and

(d)     any Person with respect to which such individual or one or more members of such individual’s Family serves as a director, officer, partner, executor, or trustee (or in a similar capacity).

With respect to a specified Person other than an individual:

(a)     any Person that directly or indirectly controls, is directly or indirectly controlled by, or is directly or indirectly under common control with such specified Person;

(b)     any Person that holds a Material Interest in such specified Person;

(c)     each Person that serves as a director, officer, partner, manager, executor, or trustee of such specified Person (or in a similar capacity);

(d)     any Person in which such specified Person holds a Material Interest;

(e)     any Person with respect to which such specified Person serves as a general partner or a trustee (or in a similar capacity); and

(f)     any Related Person of any individual described in clause (b) or (c).

For purposes of this definition, (a) the “Family” of an individual includes (i) the individual, (ii) the individual’s spouse, (iii) any other natural person who is related to the individual or the individual’s spouse within the second degree, and (iv) any other natural person who resides with such individual, and (b) “Material Interest” means direct or indirect beneficial ownership (as defined in Rule 13d-3 under the Securities Exchange Act of 1934) of voting securities or other voting interests representing at least 5% of the outstanding voting power of a Person or equity securities or other equity interests representing at least 5% of the outstanding equity securities or equity interests in a Person.

“Release” – any spilling, leaking, emitting, discharging, depositing, escaping, leaching, dumping, or other releasing into the Environment, whether intentional or unintentional.

“Rent Roll” – as defined in Section 3.4(c).

“Representative” – with respect to a particular Person, any manager, director, officer, employee, agent, consultant, advisor, or other representative of such Person, including legal counsel, accountants, and financial advisors.

“Required Consents” – as set forth on Part 3.2(c) of the Disclosure Schedule.

“Seller” – as defined in the first paragraph of this Agreement.

“Seller Indemnified Persons” – as defined in Section 10.1

“Signs” – as defined in Section 2.2(a).

“Site Leases” – as defined in Section 2.2(b).

“Tax” – shall mean all tax (including income tax, capital gains tax, value added tax, sales tax, property tax, transfer tax or intangibles tax), levy assessment, tariff, duty, deficiency or other fee and any related charge or amount (including fine, penalty and interest) imposed, assessed or collected by or under the authority of any Governmental Body.

“Tax Clearances” – certificates of clearances for Taxes provided or required by the Operating States.

“Tax Return” – any return (including any information return), report, statement, schedule, notice, form, or other document or information filed with or submitted to, or required to be filed with or submitted to, any Governmental Body in connection with the determination, assessment, collection, or payment of any Tax or in connection with the administration, implementation, or enforcement of or compliance with any Legal Requirement relating to any Tax.

“Threatened” – a claim, Proceeding or dispute will be deemed to have been “Threatened” if any demand or statement has been made or any notice has been given that would lead a prudent Person to conclude that such a claim, Proceeding or dispute is likely to be asserted, commenced, taken, or otherwise pursued in the future.

“Uncollected Accounts” – as defined in Section 2.6(c).